GIGCAPITAL6, INC.

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

December 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Erin Purnell and Jay Ingram

Re: GigCapital6, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-254040

CIK No. 0001844512

Dear Ms. Purnell and Mr. Ingram:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), GigCapital6, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 9, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Form S-1 at this time. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Dr. Raluca Dinu, Chief Executive Officer, GigCapital6, Inc., at the above-mentioned address, with a copy to DLA Piper LLP (US), 555 Mission Street, Suite 2400, San Francisco, CA 94105, Attn: Jeffrey Selman.

Please do not hesitate to contact Jeffrey Selman at (415) 615-6095 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

GIGCAPITAL6, INC.

By:	/s/ Dr. Raluca Dinu
Name:	Dr. Raluca Dinu
Title:	Chief Executive Officer, President, Secretary

cc: Jeffrey Selman 555 Mission Street, Suite 2400 San Francisco, CA 94105